Exhibit 99.1

Viomi Technology Co., Ltd Regains Compliance with NASDAQ Requirement

GUANGZHOU, China, Oct. 02, 2025 (GLOBE NEWSWIRE) -- Viomi Technology Co., Ltd (“Viomi” or the "Company") (NASDAQ: VIOT), a leading technology company for home water solutions in China, today announced that it has received a notification from The Nasdaq Stock Market LLC (“Nasdaq”) on October 1, 2025, confirming that the Company has regained compliance with the periodic filing requirement for Nasdaq under Listing Rule 5250(c)(1). Nasdaq has noted that this matter is now closed.

About Viomi Technology

Viomi’s mission is “AI for Better Water,” utilizing AI technology to provide better drinking water solutions for households worldwide.

As an industry-leading technology company in home water systems, Viomi has developed a distinctive “Equipment + Consumables” business model. By leveraging its expertise in AI technology, intelligent hardware and software development, the Company simplifies filter replacement and enhances water quality monitoring, thereby increasing the filter replacement rate. Its continuous technological innovations extend filter lifespan and lower user costs, promoting the adoption of water purifiers and supporting a healthy lifestyle while effectively addressing the rising global demand for cleaner, fresher and healthier drinking water. The Company operates a world-leading “Water Purifier Gigafactory” with an integrated industrial chain that boasts optimal efficiency and facilitates continuous breakthroughs in water purification. This state-of-the-art facility enables Viomi to achieve economies of scale and accelerate the global popularization of residential water filtration.

For more information, please visit: http://ir.viomi.com.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

Claire Ji

E-mail: ir@viomi.com.cn

In the United States:

Piacente Financial Communication

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com